Exhibit 16.1

gem global emerging markets

9 West 57th Street, 46th Floor, New York, NY 10019
Tel 212.582.3400     Fax 212.265.4035

Mr. Charles T. Jensen
President
NeoMedia Technologies Inc.
2201 Second Street
Fort Myers FL 33901
USA

LETTER OF INTENT

This Letter of Intent ("Letter") sets forth the declaration of Interest of Mr. Jose F. Sada and Global Emerging Markets Group and its assigns (collectively, "the Purchasers") and Neomedia Technologies, Inc. (the "Seller") with respect to the principal terms and conditions under which the Purchaser may acquire all of the outstanding capital stock (the "Acquisition) of one the Seller's divisions, named "Micropaint Repair Systems" ("the Division").

Intent.

The Parties therefore, set forth their intentions as follows:

The Purchasers intend, no later than sixty (60) days following the date of this Letter (the “Closing Date”) to negotiate and, if agreed, to acquire 100% of the capital stock of the Division from the Seller:

The Parties hereto acknowledge that this letter does not contain all matters upon which an agreement must be reached in order for the Acquisition to be consummated. Further, among other conditions specified herein or otherwise agreed to by the parties, the obligations of the parties hereto to consummate the Acquisition are subject to the negotiation and execution of the purchase Agreement referred to in paragraph 3 below. Accordingly, this letter is intended solely as a basis for further discussion and is not intended to be and does not constitute a legally binding agreement, provided, however, that the provisions set forth in paragraphs 6,7,9,10,11 and 12 below and this paragraph shall be binding upon the parties hereto and, only with respect to paragraphs 9 and 12 shall survive the termination hereof.

1. Purchase of Stock. At the closing (the "Closing”), subject to the satisfaction of all conditions precedent contained in the Purchase Agreement, The Purchaser will purchase from the Seller, and the Seller will sell to The Purchaser, all of the outstanding capital stock of The Division, free and clear of any liens, charges, restrictions or encumbrances thereon (collectively, the "Shares"), The Purchaser may assign some or all of its rights hereunder prior to the Closing to one or more of its subsidiaries or designees. After further review, al the Purchaser's election, the Acquisition may be modified so that the Purchaser acquires the Shares through a merger between the Purchaser or one of its subsidiaries and The Division (the "Merger").

Purchase of Assets. At the closing (the "Closing"), subject to the satisfaction of all conditions precedent contained in the Purchase Agreement, The Purchaser will purchase from the Seller, and the Seller will sell to The Purchaser, free and clear of any liens, charges, restrictions or encumbrances thereon, all of the assets, properties and rights of The Division.

The Purchaser shall not assume any liabilities of the Division

2. Purchase Price. The purchase price for the Shares will be including the amount of cash per Share or for all Shares or all the Assets; the form of any noncash consideration (such as promissory notes, stock of the Purchaser, etc.); and any holdback mechanism.

3. Definitive Agreement. The Purchaser and the Seller hereby agree to use reasonable diligence to commence good faith negotiations in order to execute and deliver a definitive stock purchase or merger agreement relating to the Acquisition (the "Purchase Agreement”) acceptable to parties hereto on or prior to October 27th 2006.

All terms and conditions concerning the Acquisition shall be stated in the Purchase Agreement, including without limitation, representations, warranties, covenants and indemnities that are usual and customary in a transaction of this nature as such may be mutually agreed upon between the parties. Subject to the satisfaction of all conditions precedent contained in the Purchase Agreement, the Closing will take place no later than November 24th, 2006 or as soon thereafter as possible, subject to the approvals of regulatory authorities. The Purchaser's obligation to execute, deliver and perform the Purchase Agreement is conditioned upon approval by the Purchaser's Board of Directors. All shareholders of the Company will execute and deliver the Purchase Agreement, will agree to vote their shares in the Company in favor of the Acquisition and will use their best efforts to cause the Acquisition to be completed.

4. Representations and Warranties. The Agreement will contain representations and warranties customary to transactions of this type, including without limitation, representations and warranties by the Seller and The Division as to (a) the accuracy and completeness of the Division's financial statements for the past three years (including the year ended December 31, 2003; (b) disclosure of all the Division's contracts, commitments and liabilities, direct or contingent; (c) the physical condition, suitability, ownership and absence of liens, claims and other adverse interests with respect to the Assets; (d) Seller's ownership of the Shares; (e) absence of liabilities with respect to The Division, other than as set forth in a balance sheet dated December 31, 2003; (f) the absence of a material adverse change in the condition (financial or otherwise), business, properties, assets or prospects of The Division: (g) absence of pending or threatened material litigation, investigations or other matters affecting the Acquisition; (h) The Division's compliance with laws and regulations applicable to its business and obtaining all licenses and permits required for its business; and (i) the due incorporation, organization, valid existence, good standing and capitalization of The Division.

5. Conditions to Consummation of the Acquisition. The respective obligations of the parties with respect to the Acquisition shall be subject to satisfaction of conditions customary to transactions of this type, including without limitation, (a) receipt and approval by the Purchaser of The Division's 2005, 2004 and 2003 year end audited financials; (a) execution of the Purchase Agreement by all parties, (b) the obtaining of all requisite regulatory, administrative, or governmental authorizations and consents (c) approval of the Acquisition by the Board of Directors of the Purchaser and, if the Acquisition Is structured as a Merger, approval thereof by the Board of Directors of the Company and by the Seller; (d) absence of a material adverse change in the condition (financial or otherwise), business, properties, assets or prospects of the Company; (e) absence of pending or threatened litigation, investigations or other matters affecting The Division or the Acquisition; (f) satisfactory completion by the Purchaser of a due diligence investigation of the Company; (g) confirmation that the representations and warranties of the Seller and the Company are true and accurate in all respects; (h) the Purchaser obtaining financing; (i) receipt and approval by the Purchaser of audited financial statements of The Division for the year ended December 31 200S; and (j) the Seller having entered Into noncompetition agreement acceptable to the Purchaser,

6. Access to The Division. The Seller will give the Purchaser and its representative's full access to any personnel and all properties, documents, contracts, books, records and operations of The Division relating to its business. The Seller will cause the Company to cooperate in this regard. The Seller Division will furnish the Purchaser with copies of documents and with such other information as the Purchaser may request.

7. No Other Offers. Neither the Seller nor the Company (or the Company’s directors, officers, employees, agents or representatives) will solicit, encourage or entertain proposals from or enter into negotiations with or furnish any nonpublic information to any other person or entity regarding the possible sale of The Division's business, assets or stock. The Seller shall deal exclusively with the Purchaser, except that Seller may solicit or entertain offers regarding a potential sale of the Division from E.I. du Pont de Nemours and Company (“DuPont”) or PPG Industries (“PPG”).

8. Conduct of Business. The Seller shall cause The Division to conduct its business in the ordinary course, consistent with the present conduct of its business and previous practices, with no dividend or stock distributions.

9. Expenses. Each of the parties shall pay all of its expenses incident to this letter, the Purchase Agreement and consummation of the transactions contemplated hereby and thereby. The Seller and the Purchaser each represent and warrant that there are no brokerage or finder's fees which are or will be payable In connection with the Acquisition.

10. Confidentiality. Each of the parties hereto agrees that it will not use, or permit the use of, any of the information relating to The Division or the Purchaser respectively furnished to each other in connection with this letter, the Purchase Agreement or the Acquisition ("Confidential Information"), except publicly available or freely usable material as otherwise obtained from another source, in a manner or for a purpose detrimental to the Division or the Purchaser or otherwise than in connection with this letter, the Agreement and the transactions contemplated hereby and thereby. None at the parties hereto will, and the Seller will cause the Company and its directors, officers, employees, agents and representatives not to, disclose, divulge, provide or make accessible any of the Confidential Information to any person or entity, other than their responsible officers, employees, advisors or attorneys or otherwise as required by law or regulation. The provisions of this paragraph 10 and the following paragraph

11. Disclosure. Without the prior written consent of the other party hereto, neither party hereto will, and each party hereto will cause its directors, officers, employees. agents, other representatives and affiliates not to, disclose to any person the fact that discussions or negotiations are taking place concerning the transactions contemplated hereby, the status thereof, or the existence of this letter and the terms thereof, unless in the opinion of such party disclosure is required to be made under the Securities Act of 1933 or the Securities Exchange Act of 1934, and such disclosure is made after prior consultation with the other party. Neither party will issue any public announcement concerning the transaction without the approval of the other party, except as may be required by law (it being noted that the parties have mutually approved a public announcement to be issued simultaneously with the execution of this letter).

12. Termination. Termination of negotiations by the Purchaser on the one hand and the Seller on the other prior to the execution and delivery of the Purchase Agreement shall be without liability and no party hereto shall be entitled to any form of relief whatsoever, including, without limitation, injunctive relief damages. Upon the earlier of (a) a written notice of either of the parties hereto to the other party or (b) the failure by the parties hereto to execute and deliver the Purchase Agreement on or prior to October 27th, 2006, this letter shall terminate and the parties shall be released from all liabilities and obligations with respect to the subject matter hereof, except as provided in the second paragraph of page 1 of this letter.

if to the Investors, to:
Jose F. Sada
Edificio Plaza Internacional
Ave # 350 4th floor suite 407

with a copy to:
Global Emerging Markets Attn. Mr. Julio Marquez
# 9th 57th Street
New York New York

Sincerely yours,

/s/ Julio Marquez
Managing Partner
Global Emerging Markets

Accepted by:

August 30, 2006

/s/ Charles T. Jensen
President
Chief Executive Officer
Neomedia Technologies